UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:  333-205103, 333-194947, 333-171819, 333-160179, 333-133574, 333-122376, 333-113911, 333-85062, 333-74139, 333-29155, 333-25755, 333-122389, 033-51693, 333-173042, 333-160754, 333-133940, 33-48586

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

One AMC Way, 11500 Ash Street, Leawood, Kansas 66211

(913) 213-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.75% Senior Subordinated Notes due 2025 (and the guarantees related thereto)

5.875% Senior Subordinated Notes due 2022 (and the guarantees related thereto)

9.75% Senior Subordinated Notes due 2020 (and the guarantees related thereto)

8.75% Senior Notes due 2019 (and the guarantees related thereto)

11% Series B Senior Subordinated Notes due 2016 (and the guarantees related thereto)

8% Senior Subordinated Notes due 2014 (and the guarantees related thereto)

8 5/8% Senior Notes due 2012 (and the guarantees related thereto)

9 7/8% Senior Subordinated Notes due 2012 (and the guarantees related thereto)

9.5% Exchange Senior Subordinated Notes due 2011 (and the guarantees related thereto)

9.5% Senior Subordinated Notes due 2011 (and the guarantees related thereto)

Senior Floating Rate Notes Due 2010 (and the guarantees related thereto)

9.5% Exchange Senior Subordinated Notes due 2009 (and the guarantees related thereto)

Senior Subordinated Notes due 2002 (and the guarantees related thereto)

Senior Notes due 2000 (and the guarantees related thereto)

Cumulative Convertible Preferred Stock, par value $0.66 2/3 per share

Class B Common Stock, par value $0.66 2/3 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class B Common Stock, par value $0.66 2/3 per share	None
Cumulative Convertible Preferred Stock, par value $0.66 2/3 per share	None
Senior Notes due 2000 (and the guarantees related thereto)	None
Senior Subordinated Notes due 2002 (and the guarantees related thereto)	None
9.5% Exchange Senior Subordinated Notes due 2009 (and the guarantees related thereto)	None
Senior Floating Rate Notes Due 2010 (and the guarantees related thereto)	None
9.5% Senior Subordinated Notes due 2011 (and the guarantees related thereto)	None
9.5% Exchange Senior Subordinated Notes due 2011 (and the guarantees related thereto)	None
9 7/8% Senior Subordinated Notes due 2012 (and the guarantees related thereto)	None
8 5/8% Senior Notes due 2012 (and the guarantees related thereto)	None
8% Senior Subordinated Notes due 2014 (and the guarantees related thereto)	None
11% Series B Senior Subordinated Notes due 2016 (and the guarantees related thereto)	None
8.75% Senior Notes due 2019 (and the guarantees related thereto)	None
9.75% Senior Subordinated Notes due 2020 (and the guarantees related thereto)	None
5.875% Senior Subordinated Notes due 2022 (and the guarantees related thereto)	30
5.75% Senior Subordinated Notes due 2025 (and the guarantees related thereto)	41

TABLE OF ADDITIONAL REGISTRANTS (1)

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization
AMC Card Processing Services, Inc.	Arizona
AMC Concessionaire Services of Florida, LLC	Florida
AMC ITD, Inc.	Kansas
AMC License Services, Inc.	Kansas
American Multi-Cinema, Inc.	Missouri
Club Cinema of Mazza, Inc.	D.C.
Loews Citywalk Theatre Corporation	California
Wanda AMC Releasing, LLC	Delaware
AMC Theatres of New Jersey, Inc.	Delaware
LCE AcquisitionSub, Inc.	Delaware
Rave Reviews Cinemas, L.L.C.	Delaware
LCE Mexican Holdings, Inc.	Delaware

(1) The address, including zip code, and telephone number, including area code, of each Additional Registrant’s principal executive offices is:  c/o AMC Entertainment, Inc., One AMC Way, 11500 Ash Street, Leawood, KS 66211, (913) 213-2000

Pursuant to the requirements of the Securities Exchange Act of 1934, AMC Entertainment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 27, 2016	By:	/s/ CRAIG R. RAMSEY
Executive Vice President and
Chief Financial Officer